Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street
New York, NY 10005

April 27, 2016

VIA EDGAR

Susan Block, Attorney-Advisor
Officer of Transportation and Leisure
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Turning Point Brands, Inc. (f/k/a/ North Atlantic Holding Company) Registration Statement on Form S-1 File No. 333-207816

Dear Ms. Block:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Turning Point Brands, Inc. (the “Company”) hereby submits the proposed offering terms of the initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K. These pricing terms shall be included in a future amendment to the Registration Statement on Form S-1, File No. 333-207816 (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of April 27, 2016. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease accordingly.

The Company proposes to price the Offering with a bona fide price range of $13.00 to $15.00 per share of common stock, after giving effect to an approximately 10.43 for 1 stock split of our shares (which will occur prior to the offering). The midpoint of the price range will be $14.00 per share of common stock. In the Offering, the Company proposes to sell up to 6,210,000 shares of common stock. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence given the Company’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the offering in order to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Company is attaching as Exhibit A hereto its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement.

The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

To the extent that you have any questions regarding this letter, please do not hesitate to contact me by telephone at (212) 530- 5301 or by facsimile at (212) 822-5301. I can also be reached by e-mail at bnadritch@milbank.com.

Very truly yours,
/s/ Brett Nadritch, Esq.

Enclosures
cc: David Zeltner (Milbank, Tweed, Hadley & McCloy LLP)
Howard Adler (Gibson, Dunn & Crutcher LLP)

Exhibit A